Exhibit 22

List of Subsidiary Guarantors

The following subsidiaries of EchoStar Corporation are the guarantors of the 10.75% Senior Spectrum Secured Notes due 2029, 6.75% Senior Spectrum Secured Exchange Notes due 2030 and the 3.875% Convertible Senior Secured Notes due 2030. The notes are unconditionally guaranteed on a senior secured basis.

Entity	Jurisdiction of Incorporation or Organization
NorthStar Wireless, LLC	Delaware
SNR Wireless HoldCo, LLC	Delaware
DBSD Corporation	Colorado
Gamma Acquisition L.L.C.	Colorado
Northstar Spectrum LLC	Delaware
SNR Wireless LicenseCo, LLC	Delaware
DBSD Services Limited	United Kingdom
Gamma Acquisition HoldCo, L.L.C.	Colorado